UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

(Exact name of registrant as specified in its charter)

Delaware	0-7928	11-2139466
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

68 South Service Road, Suite 230 Melville, New York	11747
(Address of Principal Executive Offices)	(Zip Code)

Michael A. Bondi	(631) 962-7000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of Comtech Telecommunications Corp.'s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://www.comtechtel.com/ir.cfm.

Item 1.02 Exhibit

Comtech Telecommunications Corp. has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 - Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

COMTECH TELECOMMUNICATIONS CORP.

By: /s/ Michael A. Bondi	Date: May 29, 2019
Name: Michael A. Bondi
Title: Chief Financial Officer